INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 5, 2015 AT 9:00 A.M. (PACIFIC DAYLIGHT TIME)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Hemisphere Energy Corporation (the "Company" or "Hemisphere") for use at the Annual General and Special Meeting (the "Meeting") of the shareholders of the Company, to be held on June 5, 2015 for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (“Notice of Meeting”) and at any adjournment thereof. The information contained in this Information Circular is given as at April 20, 2015 unless otherwise stated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost. The Company will bear all costs of this solicitation of proxies.

Notice and Access

The Company has elected to use the notice-and-access model provided under amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("Notice and Access") for the Meeting in respect of mailings to its registered shareholders and beneficial shareholders. Notice and Access is a cost savings initiative developed by the Canadian Securities Administrators that allows issuers to send shareholders a notice with information on how they can access an issuer’s information circular electronically instead of receiving a printed copy, and how to receive a printed copy on request, resulting in the reduction of printing, distribution and mailing costs.

Registered and non-registered (beneficial) shareholders will be sent a notice package (the “Notice Package”) which will include: (1) a Notice of Meeting outlining the matters to be voted upon and how to obtain a copy of the Information Circular; (2) a Form of Proxy or Voting Instruction Form ("VIF"); (3) the Company’s 2014 Message to Shareholders from the Company’s President and Chief Executive Officer; and (4) a NI 51-102 Return Card to Opt-in to receiving the Company’s interim and/or annual financial reports.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors and/or officers of the Company. A shareholder has the right to appoint a person to attend and act for him or her on his or her behalf at the Meeting other than the persons named in the enclosed form of proxy. To exercise this right, a shareholder shall insert the name of his or her nominee in the blank space provided in the accompanying form of proxy. The completed form of proxy must be dated and signed and the duly completed form of proxy must be deposited with the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting (exclusive of Saturdays, Sundays and statutory holidays) or any adjournment thereof.

The form of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, you may be asked to provide the original power of attorney or a notarized copy thereof. If the shareholder is a corporation, the form of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and you may be asked to provide the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarized copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

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In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as registered shareholder or by your attorney duly authorized in writing, or if you are a representative of a registered shareholder that is a company or association, the instrument in writing must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Company’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Attention: Prentice Durbin, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked. In addition, shareholders who voted by telephone or Internet may also change their vote by telephone or via the Internet until 48 hours before the time of the Meeting (exclusive of Saturdays, Sundays and statutory holidays) or any adjournment thereof.

Only registered shareholders have the right to revoke a proxy. Non-registered (beneficial) shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact Computershare or their intermediary to arrange to change their voting instructions.

Voting of Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the form of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgment of the nominee.

Advice to Beneficial Holders of Common Shares

Only registered holders of common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Company will have caused its agent to distribute copies of the Notice Package directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("Non-Objecting Beneficial Owner" or "NOBO"). As a result, NOBOs can expect to receive a VIF, together with the Notice of Meeting and other documents in the Notice Package, from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting services as described in the VIF. In that regard, Computershare is required to follow the voting instructions properly received from NOBOs. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

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NOBOs should carefully follow the instructions of Computershare, including those regarding when and where the completed VIFs are to be returned to Computershare.

Should a NOBO wish to attend and vote at the Meeting in person, the NOBO must insert the NOBO’s name (or such other person as the NOBO wishes to attend and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in line with the instructions provided or the NOBO must submit, to the Company any other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. In such circumstances with respect to proxies held by management in respect of securities owned by the NOBO so requesting, the Company must arrange, without expense to the NOBO, to appoint the NOBO or a nominee of the NOBO as a proxyholder in respect of those securities. Under NI 54-101, if the Company appoints a NOBO or a nominee of the NOBO as a proxyholder as aforesaid, the NOBO or nominee of the NOBO, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that may come before the Meeting and any adjournment or continuance thereof, unless corporate law does not permit the giving of that authority. Pursuant to NI 54-101, if the Company appoints a NOBO or its nominee as proxyholder as aforesaid the Company must deposit the proxy within the timeframe specified above for the deposit of proxies if the Company obtains the instructions at least one (1) business day before the termination of that time.

Meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your shareholdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send meeting materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF enclosed with mailings to NOBOs. Please carefully review the instructions on the VIF for completion and deposit.

NOBOs that wish to change their vote must, in sufficient time in advance of the Meeting, contact Computershare to arrange to change their vote.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the Notice Package to the clearing agencies and Intermediaries for onward distribution to those non registered shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("Objecting Beneficial Owner" or "OBO"). Management does not intend to pay for Intermediaries to forward proxy-related materials to OBOs and OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.

Intermediaries are required to forward the Notice Packages to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge Proxy Services to forward the meeting materials to OBOs. With those Notice Packages, Intermediaries or their service companies should provide OBOs of shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs of shares to direct the voting of the shares that they beneficially own. In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should an OBO wish to attend and vote at the Meeting in person, the OBO must insert the OBO’s name (or such other person as the OBO wishes to attend and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for voting instruction form and return the completed request for voting instruction form to the Intermediary or its service provider or the OBO must submit, to their Intermediary, any other document in writing that requests that the OBO or a nominee of the OBO be appointed as proxyholder. In such circumstances an Intermediary who is the registered holder of, or holds a proxy in respect of, securities owned by an OBO is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or a nominee of the OBO as a proxyholder in respect of those securities. Under NI 54-101, if an Intermediary appoints an OBO or the nominee of the OBO as a proxyholder as aforesaid, the OBO or nominee of the OBO, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of the Intermediary, in respect of all matters that may come before the Meeting and any adjournment or continuance thereof, unless corporate law does not permit the giving of that authority. Pursuant to NI 54-101 an Intermediary who appoints an OBO or its nominee as proxyholder as aforesaid is required under NI 54-101 to deposit the proxy within the timeframe specified above for the deposit of proxies if the Intermediary obtains the instructions at least one (1) business day before the termination of that time.

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OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

OBOs that wish to change their vote must, in sufficient time in advance of the Meeting, arrange with their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

On April 20, 2015, there were 75,803,498 common shares of the Company issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he or she is the holder.

Record Date

Only shareholders of record at the close of business on April 20, 2015, who either personally attend the Meeting or who complete and deliver a form of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

Principal Holders

To the knowledge of the directors and executive officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all issued and outstanding shares of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed fiscal year and no associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

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(c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company, if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

The Company was not party to any material transactions with informed persons during the year ended December 31, 2014.

Other than as disclosed elsewhere in this Information Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

MATTERS TO BE ACTED UPON AT THE MEETING

To the knowledge of the Company’s directors and executive officers, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting and discussed below:

1.	Presentation of Financial Statements

The audited annual financial statements of the Company for the year ended December 31, 2014 and the report of the auditor thereon will be placed before the Meeting.

2.	Fix the Number of Directors

The Company proposes to fix the number of directors of the Company elected at the Meeting at six (6).

3.	Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, their municipality of residence, the position(s) they presently hold with the Company, the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, and their respective principal occupations for the past five (5) years, as of the date of this Information Circular:

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Name, Municipality of Residence and Present Position(s) within the Company	Number of Shares Beneficially Owned or Controlled	Director Since	Principal Occupation During the Past Five Years
Don Simmons, P. Geol.(1)(3) Vancouver, British Columbia, Canada Director President & Chief Executive Officer	1,202,500	May 2008
President and Chief Executive Officer of the
Company since February 2008. Previously,
Vice President Exploration of the Company
from October 2007. Formerly, a Geologist
at Sebring Energy Inc., Encana Corporation
and Alberta Energy Company.

Charles O’Sullivan, B.Sc.(2)(3) Vancouver, British Columbia, Canada Chairman Director	1,591,600	1978	Geophysicist and Mining Executive. Chairman of Northern Continental Resources Inc. from 1986 to 2009.
Frank Borowicz, QC, CA (Hon)(2)(3)(4) Surrey, British Columbia, Canada Director	605,500	July 2005	Retired. Partner of Davis LLP until 2011, President of Pigasus Consulting Services Ltd. since 2004, and Governor of the Vancouver Board of Trade since 2007.
Bruce McIntyre, P.Geol.(1)(2)(4) Calgary, Alberta, Canada Director	231,000	July 2008	Most recently Executive Director of New
Zealand Energy Corp. until June 2014 and
previously President from April 2011 to
July 2012. From 2007 to 2011, an
independent consultant and President of
Wexford Energy Ltd., a private company
that provides consulting services for the
development and operation of producing
			natural gas companies (private and public).

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Gregg Vernon, P. Eng.(1)(4) Bogota, Cundinamarca, Colombia Director	250,000	August 2006	Currently, President of Bochica Oil & Gas
Inc. Previously, Interim President and
Chief Executive Officer of Petrodorado
Energy Ltd. from October 2013 to February
2015. Prior thereto, Interim Chief
Operating Officer of Petro Magdalena
Energy Corp. (formerly Alange Energy
Corp.) from January 2011 to its sale in July
2012. From October 2007 to September
2009 Chairman of Prospero Hydrocarbons
Ltd., until sold to Alange Energy Corp.
Richard Wyman, B.Sc., MBA(1)(4) Calgary, Alberta, Canada Director	577,700	October 2014	Currently, President of Northern Cross (Yukon) Ltd., a private oil and gas company, since 2010. From 2004 to 2010, Vice President and Senior Oil and Gas Analyst with Canaccord Genuity.

Notes:
(1) Member of the Reserves Committee. Bruce McIntyre is the Chairman of the Reserves Committee.
(2) Member of the Compensation/Nominating Committee. Charles O’Sullivan is Chairman of the Compensation/Nominating Committee.
(3) Member of the Corporate Governance Committee. Frank Borowicz is Chairman of the Corporate Governance Committee.
(4) Member of the Audit Committee. Bruce McIntyre is Chairman of the Audit Committee.

The terms of office of those nominees who are presently directors will expire as of the date of the Meeting. All of the directors who are elected at the Meeting will have their term of office expire at the next Annual General Meeting of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

4.	Appointment of Auditor

At the recommendations of the Company’s Audit Committee, management proposes that Smythe Ratcliffe LLP, Chartered Accountants, of Vancouver, British Columbia be reappointed auditor of the Company (the “Auditor”) for the ensuing year at a remuneration to be negotiated between the Auditor and the Board of Directors of the Company (the "Board of Directors").

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5.	Annual Approval of Stock Option Plan

The Company’s Stock Option Plan is a rolling stock option plan which sets the number of stock options available for grant by the Company at an amount equal to 10% of the Company’s issued and outstanding common shares from time to time. Pursuant to the TSX Venture Exchange ("TSX-V") Policy 4.4, all rolling stock option plans, such as the Company’s Stock Option Plan, must be approved annually by the Company’s shareholders.

There have not been any amendments made to the Stock Option Plan since it was approved by the shareholders at the Annual General and Special Meeting held on June 6, 2014. As at the date of this Information Circular, the Company has reserved 7,580,350 common shares for the grant of stock options, being 10% of the Company’s issued and outstanding common shares. To date, the Company has granted 6,860,000 options under the Stock Option Plan. A copy of the Company's Stock Option Plan is available on SEDAR at www.sedar.com or may be obtained from the Company upon request. The Board of Directors recommends that shareholders vote to approve the Company's Stock Option Plan.

The text of the ordinary resolution approving the Stock Option Plan to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Stock Option Plan is hereby approved;
2.

The Board of Directors be authorized on behalf of the Company to make any further amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the Stock Option Plan; and

3.

Any one director or officer of the Company is authorized and directed to do all such acts and things and to execute and deliver all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.”

Summary of the Stock Option Plan

Number of Shares Reserved
The number of common shares that may be reserved for issuance under the Stock Option Plan is 10% of the issued common shares at the time common shares are reserved for issuance as a result of the grant of a stock option, less any common shares reserved for issuance under stock options granted under share compensation arrangements other than the Stock Option Plan.

Administration
The Stock Option Plan is administered by the Board of Directors or by a committee to which such authority is delegated by the Board of Directors from time to time.

Option Holders
The Stock Option Plan provides that stock options may be issued to employees, officers, directors and consultants of the Company or any of its subsidiaries, a company wholly owned by such employee, to a Consultant Entity (as defined in the Stock Option Plan) of a consultant or to eligible tax accounts established by or for the consultant or employee under which he or she is the beneficiary.

Board Discretion
The Stock Option Plan provides that, generally, the number of shares subject to each stock option, the exercise price, the expiry time, the extent to which such stock option is exercisable and other terms and conditions relating to such stock options shall be determined by the Board of Directors or any committee to which such authority is delegated by the Board of Directors from time to time.

Maximum Term of Options
Stock options granted under the Stock Option Plan will be for a term not exceeding ten years from the date of grant.

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Maximum Options per Person
The number of common shares reserved for issuance to any one option holder pursuant to stock options granted under the Stock Option Plan during any twelve month period may not exceed 5% (or, in the case of a consultant, 2%) of the issued and outstanding common shares of the Company at the time of grant. The number of common shares reserved for issuance to any person who is engaged in investor relations activities is limited to an aggregate of 2% of the issued and outstanding common shares of the Company at the time of grant.

Disinterested shareholder approval (as defined in the TSX-V corporate finance manual) is required for the grant to Insiders (as defined in the Stock Option Plan), within a 12 month period, of a number of stock options which, when added to the number of outstanding incentive stock options granted to Insiders within the previous 12 months, exceed 10% of the issued shares of the Company.

No Assignment
The stock options may not be assigned or transferred.

Termination Prior to Expiry
Generally, stock options must expire and terminate on a date stipulated by the Board of Directors or the committee appointed by the Board of Directors at the time of grant and, in any event, must terminate within a reasonable time, which may not exceed 12 months, following the date on which the option holder ceases to be an employee, officer, director or consultant, subject to certain conditions as more fully described in the Stock Option Plan. If an option holder dies, the stock options of the deceased option holder will be exercisable by his or her legal representatives for a period not exceeding 12 months or the balance of the term of the stock options, whichever is shorter. If an option holder has a Disability (as defined in the Stock Option Plan), the stock options of the option holder with that Disability will be exercisable for a period not exceeding 12 months or the balance of the term of the stock options, whichever is shorter.

Vesting
Subject to the discretion of the Board of Directors or the committee appointed by the Board of Directors, stock options granted under the terms of the Stock Option Plan will fully vest on the date of grant of such stock options. In accordance with the policies of the TSX-V, stock options issued to consultants performing investor relations must vest in stages over a minimum of twelve months with no more than one quarter (¼) of the stock options vesting in any three (3) month period.

Hold Period
Any stock options granted under the terms of the Stock Option Plan where the exercise price is based on any discount to the market price (market price will be the closing trading price of the common shares of the Company on the day immediately preceding the date of the option grant, and may be less than this price if it is within the discounts permitted by the TSX-V and applicable regulatory authority) and all shares issued on the exercise of such stock options, if exercised prior to the expiration of the applicable four month TSX-V hold period, will be subject to a four month TSX-V hold period from the date the stock options are granted.

Full Payment for Shares
The Company will not issue shares pursuant to stock options granted under the Stock Option Plan unless and until the shares have been fully paid for.

Reduction of Exercise Price
The exercise price of stock options granted to Insiders may not be decreased without disinterested shareholder approval.

TSX-V’s Rules and Policies Apply
In the event of an inconsistency between the terms of the Stock Option Plan and the rules and policies of the TSX-V and applicable the securities commissions, the rules and policies of the TSX-V and securities commissions will govern.

Termination of Plan
Subject to all necessary regulatory approvals, the Board of Directors or the committee appointed by the Board of Directors may terminate or suspend the plan.

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The persons named in the form of proxy, if named as proxy, intend to vote such proxy in favour of the resolution to approve the Stock Option Plan, unless a shareholder has specified in its proxy that its common shares are to be voted against such resolution. If no choice is specified by the shareholder to vote for or against the resolution referred to above, the persons whose names are printed in the enclosed form of proxy intend to vote in favour of the resolution.

6.	Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

STATEMENT OF EXECUTIVE COMPENSATION

General Provisions

For the purposes of this Information Circular:

"CEO" means an individual who acted as Chief Executive Officer of the Company, or acted in a similar capacity, for any part of the most recently completed fiscal year;

"CFO" means an individual who acted as Chief Financial Officer of the Company, or acted in a similar capacity, for any part of the most recently completed fiscal year;

"COO" means an individual who acted as Chief Operating Officer of the Company, or acted in a similar capacity, for any part of the most recently completed fiscal year;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Canadian Institute of Chartered Accountants Handbook;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board of Directors, the President, a Vice President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)	a CEO;
(b)	a CFO;
(c)	a COO;
(d)

each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed fiscal year whose total compensation was, individually, more than $150,000 for that fiscal year; and

(e)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that fiscal year;

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"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The Company’s compensation programs are designed to be competitive with similar junior oil and gas companies and to recognize and reward executive performance consistent with the success of the Company. These programs are intended to attract and retain capable and experienced individuals. The Company’s Compensation/Nominating Committee’s role and philosophy is to ensure that the Company’s goals and objectives, as applied to the actual compensation paid to the Company’s President and Chief Executive Officer and other executive officers, are aligned with shareholders’ interests, and the Company’s corporate objectives which include, but are not limited to, year-over-year growth of the Company on a per share basis in cash flow, production, reserves, and are subject to market conditions.

The companies that comprise Hemisphere's peer group at the time compensation information was compiled include Contact Exploration Inc., Hawk Exploration Ltd., Marquee Energy Ltd., Tamarack Valley Energy Ltd., and Yangarra Resources Ltd. These companies have been chosen by the management of the Company as the Company’s peer group as they are based in Canada, operate in Canada, and have similar operational profiles.

In addition to informal industry comparables from publicly available information, the Compensation/Nominating Committee considers a variety of factors when determining both compensation programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, overall financial and operating performance of the Company, and the Compensation/Nominating Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives.

A majority of the Compensation/Nominating Committee members have direct experience that is relevant to their responsibilities in executive compensation, as they have each managed executives and/or business leaders in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants. For more information regarding the Compensation/Nominating Committee see “Corporate Governance Practices –Committees of the Board- Compensation/Nominating Committee” below.

Role of Executive Officers in Determining Compensation

The Compensation/Nominating Committee reviews and recommends compensation programs to the Company, as well as salary and benefit levels for the Company’s executive officers. The Company’s President and Chief Executive Officer recommends the compensation of other executive officers but may not be present during meetings of the Compensation/Nominating Committee at which his compensation is being discussed. The Board of Directors makes the final determination regarding the Company’s compensation programs and practise.

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Elements of the Compensation Program

The total compensation plan for the NEOs is comprised of three components: base salary, bonus and stock options. There is no policy or target regarding cash and non-cash elements of the Company’s compensation program. The Compensation/Nominating Committee annually reviews the total compensation of the Company’s executives against the backdrop of the compensation goals and objectives described above and make recommendations to the Board of Directors concerning the individual components of the executives’ compensation.

The Company does not provide the NEOs with any personal benefits, nor does the Company provide any additional cash compensation to its NEOs for serving as directors of the Company.

Base Salary

The base salary component is intended to provide a fixed level of competitive pay that reflects each executive’s primary duties and responsibilities. The Company intends to pay base salaries to its executives that are competitive with those of comparable companies in the junior oil and gas industry. Such information is compiled in-house using information publicly available from the peer group companies.

Bonus

At the recommendation of the Compensation/Nominating Committee, the Board of Directors approves bonus payments to reward executive officers for their contribution to the achievement of annual corporate goals and objectives. The payment of bonuses is consistent with the overall objective of the Company to reward performance. Bonuses were awarded for 2014 in recognition of performance on a discretionary basis. The Company does not have any specific formulas to determine individual bonus payments. The Board of Directors, except for the CEO, determines the bonus of the CEO. Recommended by the Compensation/Nominating Committee, the Board of Directors considers and, if thought appropriate, approves the bonuses recommended by the CEO for the other executive officers and employees of the Company.

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Stock Options

The purpose of the Company’s Stock Option Plan is to assist in attracting, retaining and motivating directors, officers, employees, and consultants of the Company and to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders. The allocation of stock options under the Stock Option Plan is determined by the Compensation/Nominating Committee which, in determining such allocations, considers such factors as previous grants to individuals, overall Company performance, share price, the role and performance of the individual in question, the amount of time directed to the Company’s affairs and time expended in serving on the Company’s committees.

Risk Considerations

The Compensation/Nominating Committee intends to review, from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Such a review occurred at the time of preparation of the Compensation Discussion and Analysis above. Implicit in the Compensation/Nominating Committee’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders, and risk implications is one of many considerations which are taken into account in such design.

It is anticipated that a portion (set at a level consistent with its industry peers) of the Company’s executive compensation will consist of options granted under the Stock Option Plan. Such compensation is both ″long-term″ and ″at risk″ and, accordingly, is directly linked to the achievement of long-term value creation. As the benefits of such compensation, if any, are not realized by the executives until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is extremely limited.

The other element of compensation, base salary, represents the remaining portion of an executive’s total compensation. While base salary is not ″long-term″ or ″at risk″, as noted above, these components of compensation represent a relatively small part of total compensation, and as a result it is unlikely that an executive would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to the executive from the standpoint of the executive’s short-term compensation when his long-term compensation might be put “at risk” from such actions.

Due to the relatively small size of the Company and the current level of the Company’s activity, the Board of Directors and the Compensation/Nominating Committee are able to closely monitor and consider any risks which may be associated with the Company’s compensation practices. Risks, if any, may be identified and mitigated through regular meetings of the Board of Directors, during which financial and other information pertaining to the Company will be reviewed, which review will include executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There are no policies in place pursuant to which an NEO or director is restricted from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

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Summary Compensation Table

The following table summarizes compensation paid to the NEOs, directly or indirectly, for the Company’s three most recently completed fiscal years:

Non-equity incentive plan compensation
Name and Principal Position	Fiscal Year Ended	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Don Simmons(6) President and CEO	Dec. 31, 2014 Dec. 31, 2013 Dec. 31, 2012(2)	170,000 150,000 125,000	N/A N/A N/A	136,580 Nil Nil	100,000 80,000 50,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	406,580 230,000 175,000
Ian Duncan(3) COO	Dec. 31, 2014 Dec. 31, 2013 Dec. 31, 2012(2)	140,000 130,000 104,167	N/A N/A N/A	42,800 Nil Nil	60,000 40,000 30,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	242,800 170,000 134,167
Dorlyn Evancic CFO	Dec. 31, 2014 Dec. 31, 2013 Dec. 31, 2012(2)	140,000 130,000 108,333	N/A N/A N/A	42,800 Nil Nil	50,000 30,000 20,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	232,800 160,000 128,333
Andrew Arthur(4) Vice President, Exploration	Dec. 31, 2014 Dec. 31, 2013 Dec. 31, 2012(2)	140,000 130,000 98,771	N/A N/A N/A	19,355 Nil 196,386	50,000 20,000 10,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	209,355 150,000 305,157
Ashley Ramsden- Wood(5) Vice President, Engineering	Dec. 31, 2014 Dec. 31, 2013 Dec. 31, 2012(2)	132,267 120,100 43,350	N/A N/A N/A	113,135 95,300 Nil	50,000 20,000 5,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	295,402 235,400 48,450

Notes:
(1)

The Company calculated the compensation cost by using the Black-Scholes option pricing model as follows: for options granted during the fiscal year ended December 31, 2014 by assuming a risk-free interest rate of 1.59%, a dividend yield of nil, expected volatility of the Company’s share price of 91.99% and an expected life of the options of 5 years; for options granted during the fiscal year ended December 31, 2013 by assuming a risk-free interest rate of 1.71%, a dividend yield of nil, expected volatility of the Company’s share price of 98.00% and an expected life of the options of 5 years; and for options granted during the ten months ended December 31, 2012 by assuming a risk- free interest rate of 1.18%, a dividend yield of nil, expected volatility of the Company’s share price of 137.48% and an expected life of the options of 5 years.

(2)	The fiscal year ended December 31, 2012 is a ten-month period due to a change in year-end from February 28.
(3)	Ian Duncan was promoted to COO effective September 1, 2014. Prior thereto, he was Vice President, Engineering since May 26, 2011.
(4)

Andrew Arthur was appointed Vice President, Exploration on July 5, 2012 earning an annual salary of $130,000. Prior to, Mr. Arthur entered a consulting agreement with the Company on January 15, 2012 and was paid remuneration of $750 per day for providing geological services on a part-time basis.

(5)

Ashley Ramsden-Wood was appointed Vice President, Engineering effective September 1, 2014 earning an annual salary of $140,000. Prior to, Ms. Ramsden-Wood entered a consulting agreement with the Company on June 25, 2012 and was paid remuneration of $600 per day for providing engineering services on a part-time basis. On March 1, 2013, the original consulting agreement was replaced with a new consulting agreement at which time she was paid remuneration of $10,000 per month on a part-time basis. Effective January 1, 2014, Ms. Ramsden-Wood’s consulting rate was increased to $10,700 per month on a part-time basis.

(6)	Don Simmons is also a director of the Company, but he does not receive any additional compensation for his role as a director.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Options are granted from time to time under the Stock Option Plan as determined by the Board of Directors upon recommendation from the Compensation/Nominating Committee, including options granted to executive officers. Previous grants of options under the Stock Option Plan are taken into account when the granting of new options is being considered. There were no repricings of stock options under the Stock Option Plan or otherwise during the Company's most recently completed fiscal year ended December 31, 2014.

The Company does not have any share-based awards in place.

The following table discloses the particulars of all awards for each NEO outstanding at the end of the Company’s fiscal year ended December 31, 2014, including any awards granted before the most recently completed fiscal year:

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	Option based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Don Simmons	250,000	0.65	September 29, 2019	-
	50,000	0.55	January 6, 2019	-
	250,000	0.70	February 7, 2017	-
	150,000	0.40	May 25, 2016	-
	100,000	0.30	December 23, 2015	8,000
	250,000	0.26	September 30, 2015	30,000
	100,000(3)	0.25	March 8, 2015	13,000
Ian Duncan	50,000	0.65	September 29, 2019	-
	50,000	0.55	January 6, 2019	-
	175,000	0.70	February 7, 2017	-
	100,000	0.40	May 25, 2016	-
	200,000	0.30	January 27, 2016	16,000
Dorlyn Evancic	50,000	0.65	September 29, 2019	-
	50,000	0.55	January 6, 2019	-
	150,000	0.70	February 7, 2017	-
	45,000	0.40	May 25, 2016	-
	100,000	0.30	December 23, 2015	8,000
	60,000	0.26	September 30, 2015	7,200
	45,000(3)	0.25	March 8, 2015	5,850
Andrew Arthur	50,000	0.55	January 6, 2019	-
	350,000	0.61	July 5, 2017	-
	100,000	0.70	February 7, 2017	-
Ashley Ramsden-Wood	200,000	0.65	September 29, 2019	-
	50,000	0.55	January 6, 2019	-
	250,000	0.50	March 8, 2018	-

Notes:
(1)   Value is calculated based on the difference between the exercise price of the options and the closing price of the common shares on the TSX-V on December 31, 2014 of $0.38.
(2)    Subsequent to the fiscal year ended December 31, 2014, a total of 475,000 options were granted to NEOs on January 29, 2015 with an exercise price of $0.24 and expiration date of January 29, 2020.
(3)    Subsequent to the fiscal year ended December 31, 2014, and prior to their expiry, all options with an expiry date of March 8, 2015 were exercised.

Incentive Plan Awards – Value Vested or Earned During the Fiscal Year

The Company does not have a non-equity incentive plan in place.

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the fiscal year ended December 31, 2014:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Don Simmons	Nil	N/A
Ian Duncan	Nil	N/A
Dorlyn Evancic	Nil	N/A
Andrew Arthur	Nil	N/A
Ashley Ramsden-Wood	Nil	N/A

Note:
(1)

“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

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Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits to any NEO at, following or in connection with retirement.

The Company also does not have any deferred compensation plans relating to any NEO.

Termination and Change of Control Benefits

Each NEO has an executive employment agreement with the Company which provides termination notice of twelve months without just cause, including termination as a result of a change of control, for which each NEO would be compensated by an annual base salary of twelve months plus the average annual bonus amount, if any, paid over the two years immediately prior to termination, in addition to the vesting of all stock options. Under a change of control, the executive employment agreements between the Company and each NEO state that the executive agrees to remain in the employ of the Company during the period commencing with any act taken and any person, or the announcement of an intention to take such act, which may result in a change of control of the Company and ending with the final conclusion of all matters associated with such act or announcement.

The table below summarizes the estimated compensation to which each current NEO would have been entitled to had they been terminated on December 31, 2014.

Name	Termination without just cause ($)	Termination with change of control ($)	Termination for cause ($)
Don Simmons	260,000	260,000	-
Ian Duncan	190,000	190,000	-
Dorlyn Evancic	180,000	180,000	-
Andrew Arthur	175,000	175,000	-
Ashley Ramsden-Wood	175,000	175,000	-

All stock options granted to NEOs immediately vest; however, should an exercise of the stock option take place, the common shares are subject to a hold period of four months plus one day from the day of grant. The value of stock options held by each NEO at December 31, 2014 (based on the closing market price of the common shares at December 31, 2014 of $0.38) was $51,000 for Mr. Simmons, $16,000 for Mr. Duncan, $21,050 for Mr. Evancic, $Nil for Mr. Arthur, and $Nil for Ms. Ramsden-Wood.

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Director Compensation

Director Compensation Table

The following table discloses all amounts of compensation provided by the Company to its directors who are not NEOs during the fiscal year ended December 31, 2014:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Frank S. Borowicz	Nil	N/A	21,400	N/A	N/A	Nil	21,400
Bruce G. McIntyre	Nil	N/A	21,400	N/A	N/A	Nil	21,400
Charles N. O’Sullivan	40,000(2)	N/A	9,678	N/A	N/A	Nil	49,678
Greg M. Sadler	Nil	N/A	9,678	N/A	N/A	Nil	9,678
Gregg K. Vernon	Nil	N/A	21,400	N/A	N/A	Nil	21,400
Richard M. Wyman	Nil	N/A	84,860	N/A	N/A	Nil	84,860

Notes:
(1)

The Company calculated the compensation cost by using the Black-Scholes option pricing model as follows: for options granted during the fiscal year ended December 31, 2014 by assuming a risk-free interest rate of 1.59%, a dividend yield of nil, expected volatility of the Company’s share price of 91.99% and an expected life of the options of 5 years.

(2) Charles O’Sullivan receives annual compensation of $40,000 as Chairman of the Board of Directors.

Outstanding Share-Based Awards and Option Based Awards

The Company has no pension plan or other arrangement for non-cash compensation for its directors, except incentive stock options. The following table discloses the particulars of all awards outstanding for directors who are not NEOs at the end of the Company’s fiscal year ended December 31, 2014, including awards granted before this most recently completed fiscal year:

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Name	Number of securities underlying unexercised options (#)	Option-based Awards
		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Frank S. Borowicz	25,000	0.65	September 29, 2019	-
	25,000	0.55	January 6, 2019	-
	50,000	0.70	February 7, 2017	-
	45,000	0.40	May 25, 2016	-
	50,000	0.30	December 23, 2015	4,000
	30,000	0.26	September 30, 2015	3,600
	50,000(2)	0.25	March 8, 2015	6,500
Bruce G. McIntyre	25,000	0.65	September 29, 2019	-
	25,000	0.55	January 6, 2019	-
	50,000	0.70	February 7, 2017	-
	45,000	0.40	May 25, 2016	-
	50,000	0.30	December 23, 2015	4,000
	30,000	0.26	September 30, 2015	3,600
	50,000(2)	0.25	March 8, 2015	6,500
Charles N. O’Sullivan	25,000	0.55	January 6, 2019	-
	50,000	0.70	February 7, 2017	-
	45,000	0.40	May 25, 2016	-
	25,000	0.30	December 23, 2015	2,000
	30,000	0.26	September 30, 2015	3,600
	100,000(2)	0.25	March 8, 2015	13,000
Gregg K. Vernon	25,000	0.65	September 29, 2019	-
	5,000	0.55	January 6, 2019	-
	50,000	0.70	February 7, 2017	-
	45,000	0.40	May 25, 2016	-
	50,000	0.30	December 23, 2015	4,000
	30,000	0.26	September 30, 2015	3,600
	50,000(2)	0.25	March 8, 2015	6,500
Richard M. Wyman	200,000	0.61	October 7, 2019	-

Notes:
(1)	Value is calculated based on the difference between the exercise price of the options and the closing price of the common shares on the TSX-V on December 31, 2014 of $0.38.
(2)	Subsequent to the fiscal year ended December 31, 2014, and prior to their expiry, all options with the expiry date of March 8, 2015 were exercised.
(3)	Subsequent to the fiscal year ended December 31, 2014, 50,000 options were granted to each director on January 29, 2015 with an exercise price of $0.24 and expiration date of January 29, 2020.

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Incentive Plan Awards – Value Vested or Earned During the Fiscal Year

The following table summarizes the value of each incentive plan award vested or earned by each director during the fiscal year ended December 31, 2014:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Frank S. Borowicz	Nil	N/A
Bruce G. McIntyre	Nil	N/A
Charles N. O’Sullivan	Nil	N/A
Gregg K. Vernon	Nil	N/A
Richard M. Wyman	Nil	N/A

Note:
(1) “

Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed fiscal year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company were authorized for issuance at the end of the Company’s most recently completed fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans approved by securityholders	5,970,000	0.52	1,566,850(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,970,000	0.52	1,566,850

Note:
(1) The Stock Option Plan reserves for issuance a maximum of 10% of the issued and outstanding common shares from time to time. There were 75,368,498 common shares issued and outstanding as at December 31, 2014.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries, if any, at any time since the commencement of the Company's most recently completed fiscal year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed fiscal year with respect to any indebtedness of any such person.

CORPORATE GOVERNANCE PRACTICES

Under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to include in this Information Circular the disclosure required under Form 58-101F2 with respect to the corporate governance guidelines set out under National Policy 58-201 - Disclosure of Corporate Governance Practices ("NP 58-201").

Board of Directors

In the course of fulfilling its fiduciary duties and responsibilities, the activities of the Board of Directors include:

•	Ensuring corporate compliance with all applicable laws and regulations, Hemisphere’s articles, policies and charters;
•	Meeting quarterly and at the request of the Chairman or the President and Chief Executive Officer;
•	Annually appointing members and respective chairman of each committee;
•	Annually reviewing, amending (if required) and approving Hemisphere’s charters and corporate policies;
•	Regularly setting, reviewing, approving and monitoring the progress and efficiency of strategic, business and capital plans;
•	Reviewing and approving any material transactions outside the scope of Hemisphere’s annual budget;
•	Ensuring that appropriate corporate measurements, controls and information systems are developed and in place with regard to Hemisphere’s activities and performance;
•	Regularly reviewing Hemisphere’s business activities and the implementation of appropriate systems to manage associated risks, communications with investors and the financial community, and the integrity of Hemisphere’s internal control and management information systems;
•	Overseeing Hemisphere’s compliance with its disclosure obligations and reviewing material disclosure documents prior to distribution;
•	Reviewing and approving cash compensation and stock option grants to officers and directors, as recommended by the Compensation/Nominating Committee;
•	Monitoring the practices of management to ensure appropriate and timely communication of material information concerning Hemisphere to its shareholders;
•	Monitoring Hemisphere’s health, safety and environmental policies and programs; and
•	Developing and implementing of programs for management development and succession.

During the year ended December 31, 2014, Directors Frank Borowicz, Bruce McIntyre, Greg Sadler, Gregg Vernon, and Richard Wyman were considered to be independent. Directors Charles O’Sullivan and Don Simmons were not independent by virtue of being the Chairman and the President and Chief Executive Officer, respectively.

Other Directorships

The following directors (or nominees for director) are presently a director of other reporting issuers:

Name	Company
Richard Wyman	Tower Resources Ltd.

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Orientation and Continuing Education

The Board of Directors briefs all new directors with the policies of the Board of Directors and other relevant corporate and business information.

The orientation for a new director includes:

•	an outline of the Company’s history and other relevant data;
•	familiarization with the Company’s properties, partners and potential;
•	visits to the Company’s facilities;
•	meetings with operating management;
•	a copy of the Articles of the Company;
•	copies of Charters (Board of Directors, Audit Committee, Compensation/Nominating Committee,
•	Corporate Governance Committee, and Reserves Committee);
•	copies of Corporate Policies (Code of Business Conduct and Ethics, Trading and Disclosure Policy,
•	Advance Notice Policy and Whistleblower Policy);
•	recent analysts’ reports, if any;
•	information on director and officer liability insurance coverage, if any; and
•	information pertaining to remuneration.

The Board of Directors ensures that continuing education is provided to directors by way of written materials and courses.

Ethical Business Conduct

The Company is dedicated to the highest standards of ethical integrity and professionalism, and is committed to maintaining its reputation as a good corporate citizen.

The Board of Directors has adopted a Code of Business Conduct and Ethics (the "Code"). The Code reflects the Company's commitment to a culture of honesty, transparency and accountability, and outlines the basic principles and policies with which the directors, officers, employees and contractors are expected to comply.

A copy of the Code may be viewed on SEDAR at www.sedar.com. Alternatively, a printed copy may be requested by mail to Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, by email to info@hemisphereenergy.ca or by telephone to (604) 685-9255.

Committees of the Board

The Board of Directors has four (4) committees: Corporate Governance Committee, Compensation/Nominating Committee, Reserves Committee and Audit Committee.

Corporate Governance Committee

The Corporate Governance Committee assists the Board of Directors in the oversight of its corporate governance policies and its responsibilities for good governance practices. The following directors serve on the Company’s Corporate Governance Committee: Frank Borowicz (Chairman), Charles O’Sullivan, and Don Simmons.

Mandate

•	Assisting the Board of Directors in fulfilling their oversight responsibilities with respect to good governance practices as defined in NP 58-201 and NI 58-101.
•	Meeting annually and at the request of the Corporate Governance Committee Chairman.
•	Annually reviewing and amending (if required) the Company’s corporate policies, and making recommendations to the Board of Directors.
•	Annually reviewing the corporate governance disclosure in the Company’s information circular, and making recommendations to the Board of Directors.

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Compensation/Nominating Committee

The Compensation/Nominating Committee assists the Board of Directors in the oversight of its recruitment, retention and motivation of directors, officers and employees in regard to the competitive conformity of compensation and corporate objectives. The Compensation/Nominating Committee also assists the Board of Directors in the oversight of recruiting new directors, as required. The following directors serve on the Company’s Compensation/Nominating Committee: Charles O’Sullivan (Chairman), Frank Borowicz, and Bruce McIntyre.

Mandate

•	Assisting the Board of Directors in fulfilling their oversight responsibilities with respect to cash and stock compensation of new and existing executives and employees, and nominating new directors, as required.
•	Approving stock option grants for employees and consultants.
•	Approving cash compensation and stock option grants for officers and directors to recommend to the Board of Directors for approval.
•	Meeting annually and at the request of the Compensation/Nominating Committee Chairman.
•	Reviewing executive compensation packages of the Company’s peer group.
•	Annually reviewing the Statement of Executive Compensation disclosure in the Company’s information circular and making recommendation to the Board of Directors.
•	Identifying the competencies and skills represented by the directors and making recommendations to the Board of Directors.
•	Recommending director nominees for presentation to shareholders at the Company’s annual general meeting.

Reserves Committee

The Reserves Committee assists the Board of Directors in the oversight of the integrity in its petroleum and natural gas reserves. The following directors serve on the Company’s Reserves Committee: Bruce McIntyre (Chairman), Don Simmons, Gregg Vernon, and Richard Wyman.

Mandate

•	Assisting the Board of Directors in fulfilling their oversight responsibilities with respect to the annual review of the Company’s petroleum and natural gas reserves.
•	Meeting annually to review and approve the year-end independent reserves evaluation and corresponding disclosures as prepared by management under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.
•	Annually reviewing the Statement of Reserves and Other Oil and Natural Gas Information in the Company’s Annual Information Form, and making recommendation to the Board of Directors.

Assessment

The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and Committees. The Board of Directors has not adopted formal procedures for assessing the effectiveness of the Board of Directors, its Audit Committee or individual directors.

AUDIT COMMITTEE INFORMATION

Charter

The Company’s Audit Committee is governed by an Audit Committee Charter, the text of which is attached as Schedule "A" of this Information Circular.

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Composition

The Company’s Audit Committee consists of four directors: Bruce McIntyre (Chairman), Frank Borowicz, Gregg Vernon and Richard Wyman. As defined in National Instrument 52-110 - Audit Committees ("NI 52-110"), Bruce McIntyre, Frank Borowicz, Gregg Vernon, and Richard Wyman are deemed "independent".

A member of the Audit Committee is "independent" if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

Relevant Education and Experience

NI 52-110 provides that a member of the Audit Committee is considered to be "financially literate" if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexities of the issues that can reasonably be expected to be raised by the Company.

All of the members of the Company’s Audit Committee are considered to be "financially literate", as that term is defined in NI 52-110.

Bruce McIntyre, P.Geol., Chairman

Mr. McIntyre has over 35 years of oil and gas experience and a proven track record of finding quality oil and gas reserves. Mr. McIntyre was most recently Executive Director of New Zealand Energy Corp. until June 2014 and previously, President from April 2011 to July 2012. Prior thereto, Mr. McIntyre was President and Chief Executive Officer of Sebring Energy Inc., a private Alberta-based exploration and production company that was sold in July 2007. He has also held various other management positions including President CEO and co-founder of Sommer Energy Ltd., President and CEO of TriQuest Energy Corp., President and Chief Executive Officer of BXL Energy Ltd. and Exploration Manager for Gascan Resources Ltd. Mr. McIntyre is a member of the American Association of Petroleum Geologists, has a Professional Geologist designation with the Association of Professional Engineers and Geoscientists of Alberta and an Honorary Member of the Canadian Society of Petroleum Geologists (Past President 2002). Mr. McIntyre holds a Bachelor of Science Degree in Geology (Honours) from Carleton University and an Advanced Executive Certificate in General Management from Queen’s University.

Frank Borowicz, QC, CA (Hon)

Mr. Borowicz has over 35 years of experience in corporate governance and regulatory compliance. He is a retired partner of the international law firm Davis LLP and is a Governor of the Vancouver Board of Trade. He served as Chairman of the BC Industry Training Authority and is an independent director of several public and private companies. Educated at Harvard, Dalhousie and Loyola, Mr. Borowicz is a member of the Institute of Corporate Directors, is a Queen’s Counsel, and an honorary member of the Institute of Chartered Accountants.

Gregg Vernon, P.Eng.

Mr. Vernon is a designated professional engineer with over 35 years of international oil and gas industry experience, including managing and administrating major projects in China, Eastern Canada and South America. He is currently the President of Bochica Oil & Gas Inc., a private oil company in Colombia. Most recently he was interim President and Chief Executive Officer of Petrodorado Energy Ltd. from October 2013 to February 2015. Prior thereto, Mr. Vernon was the interim Chief Operating Officer of PetroMagdalena Energy Corp. (formerly Alange Energy Corp.), a Canadian-based international oil and gas exploration and production company until its sale in 2012. In October of 2007, he was a founder and Chairman of Prospero Hydrocarbons Inc., a private Canadian-based international oil and gas exploration company focused on Colombia. He is one of the founders of Petro Andina Resources Ltd., a Canadian company with operations in South America. He is a University of Alberta graduate with his degree in Engineering and is a member of the Society of Petroleum Engineers.

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Richard Wyman, B.Sc., MBA

With over 30 years’ experience, Mr. Wyman began his career as a reservoir engineer with Esso Resources Canada Ltd. in Calgary prior to becoming a corporate finance associate with Wood Gundy in London, England. He returned to Canada and became an analyst in the corporate finance and treasury department of Gulf Canada Limited in Calgary and Toronto, and then an oil and gas equities research analyst with Peters & Co. Ltd. Following his tenure at Peters & Co., Mr. Wyman became a founding shareholder and Director of Smart Pipeline Services Ltd. and Northern Cross (Yukon) Ltd. He returned to a capital market role as Vice President and Senior Oil and Gas Analyst with Canaccord Genuity under their rebranding process in 2004. In 2010, Mr. Wyman returned to the oil and gas industry as President and a Director of Northern Cross (Yukon) Ltd, an emerging junior oil and gas, exploration and development company with assets located in Yukon. He holds a Bachelor of Applied Science degree in Chemical Engineering (Hons) from Queen's University in 1978 and a Masters of Business Administration from the International Management Institute at the University of Geneva in 1985.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed fiscal year, the Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in Section 2.4 De Minimus Non-audit Services or Part 8 Exemptions of NI 52-110. Section 2.4 of NI 52-110 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board of Directors, and where applicable the Audit Committee, on a case-by-case basis.

External Auditors

The Company’s external auditor is Smythe Ratcliffe LLP located at Suite 700, 355 Burrard Street, Vancouver, British Columbia V6C 2G8.

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The fees paid by the Company to its external auditor in each of the last two fiscal years are as follows:

Fiscal Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2014	50,500	26,920	Nil	Nil
December 31, 2013	44,370	27,540	6,120	Nil

Notes:
(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit Related Fees" include services that are traditionally performed by the auditor. These audit related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, consultations on conversion to International Financial Reporting Standards and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice include assistance with tax audits and appeals, tax advice related to mergers and acquisitions and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110, which provides that the Company, as a venture issuer, is not required to comply with Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110.

ADDITIONAL INFORMATION

The Company’s financial information can be found in its audited annual Financial Statements and related Management's Discussion and Analysis for the year ended December 31, 2014.

Additional information, including financial information, relating to the Company may be found on SEDAR at www.sedar.com or the Company’s website at www.hemisphereenergy.ca. Company materials can also be requested by mail to Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, by email to info@hemisphereenergy.ca or by telephone to (604) 685-9255.

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SCHEDULE "A"

Purpose

The Audit Committee of Hemisphere Energy Corporation ("Hemisphere") assists the Board of Directors in the oversight of its integrity in financial reporting as outlined in National Instrument 52-110 Audit Committees ("NI 52-110").

Composition

The Audit Committee consists of no less than three directors, each of whom is "financially literate" and "independent" as defined under NI 52-110, and is annually appointed by the Board of Directors. The Chair of the Audit Committee is appointed by the Board of Directors at the same time as the member appointment.

Mandate

•

Assisting the Board of Directors in fulfilling their oversight responsibilities with respect to the review of financial statements and other relevant public disclosures, compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence, and the performance of the internal audit function and the external auditors.

•	Meeting quarterly to review and approve the quarterly financial statements and management’s discussion and analysis for recommendation to the Board of Directors.
•	Meeting annually to review and approve the audited annual financial statements and management’s discussion and analysis for recommendation to the Board of Directors.
•	Annually reviewing the performance of the external auditors.
•	Nominating the external auditors for recommendation to the Hemisphere shareholders at the annual general meeting of the shareholders.
•

Advising the Board of Directors on the remuneration of the external auditors based on the time required to complete the audit and preparation of the audited annual financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and Generally Accepted Accounting Principles of Canada.

External Auditors

Hemisphere’s external auditors are the independent representatives of the shareholders, yet are also accountable to the Board of Directors and the Audit Committee. The external auditors complete their audit procedures and reviews with professional independence, free from any undue interference from management or directors. The Audit Committee directs and ensures that the management fully co-operates with the external auditors in the course of carrying out their professional duties. The Audit Committee will have access to direct communications with the external auditors, if required.

The external auditors are prohibited from providing any non-audit services to Hemisphere, without the written consent of the Audit Committee unless such non-audit services are De Minimus Non-Audit Services as outlined in section 2.4 of NI 52-110. In determining whether the external auditors will be granted permission to provide non-audit services, the Audit Committee is to consider that the benefits to Hemisphere from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

ScheduleA

Notwithstanding the above non-audit services, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of Hemisphere:

(a)	acting as an agent of Hemisphere for the sale of all or substantially all of the undertaking of Hemisphere; and

(b)

performing any non-audit consulting work for any director or senior officer of Hemisphere in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to Hemisphere.

The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

Internal Controls

The Board of Directors will appoint a person who is responsible for implementing internal controls and performing the role as the internal auditor ensuring such controls are adequate and effective.

Continuous Disclosure Requirements

The Board of Directors will appoint a person who is responsible for ensuring that Hemisphere's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

Annual Review

The Corporate Governance Committee annually reviews the Audit Committee Charter and recommends any amendments to the Board of Directors for approval.

ScheduleA